

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 28, 2017

Mr. Yang Jie
Chairman and CEO
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China

> **Re:** **China Telecom Corporation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Response dated June 9, 2017**
> **File No. 001-31517**

Dear Mr. Yang Jie:

We have reviewed your filing and your June 9, 2017 response to our comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects, page 38

1. We acknowledge recent standard-setting discussions in which certain of the issues we raised in our comments to you were addressed. We considered the outcome of those discussions and noted that some but not all of the issues we raised with you were addressed.

2. Neither IFRS as issued by the IASB nor recent standard-setting discussion appear to contemplate a scenario in which at-market transfers are made on unspecified terms that are not customary to the nature of the transaction. Your fact pattern raises questions

about when de-recognition under IAS 16 has occurred, as well as, the measurement of the value exchanged. Please confirm the following, if true:

a) At the time the ownership of the assets were transferred to China Tower, in October 2015, you agreed to enter into a lease with China Tower to use the assets that were transferred. At the time of that asset transfer, you had not finalized the lease terms nor had you entered into a lease with China Tower. Based on information you provided during our discussions with you in June 2017, you determined that you were able to reliably estimate and account for the lease of the transferred assets because you and China Tower established an understanding of what the lease terms would be when they were finalized.

b) The proceeds you received from China Tower as payment for the assets you transferred to China Tower equaled the fair value of the assets transferred.

c) The asset sale transaction was carried out on terms equivalent to those that would prevail in an orderly transaction between market participants.

d) The estimated lease terms and the final lease terms are equivalent to those that would prevail in an orderly transaction between market participants.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff Attorney at 202-551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications